

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 6, 2010

Mr. Marshall T. Reynolds
Chairman of the Board and Chief Executive Officer
Energy Services of America Corporation
100 Industrial Lane
Huntington, West Virginia 25702-9694

> **Re: Energy Services of America Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **File No. 1-32998**

Dear Mr. Reynolds:

We note that performing a goodwill impairment analysis requires you to utilize various assumptions and requires considerable judgment. We also note that you are in the best position to provide such judgments. We urge you to continue to carefully consider all relevant facts and circumstances in determining when to test goodwill for impairment and in determining the fair value of your reporting units in the future.

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant